58th Floor, China World Tower A
No.1 Jian Guo Men Wai Avenue
Beijing 100004, P.R. China

Telephone: +8610 5737 9300
Facsimile: +8610 5737 9301

www.kirkland.com

October 16, 2024

VIA EDGAR

Mr. Dale Welcome

Mr. Hugh West

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Canaan Inc.
Form 20-F for the Fiscal Year Ended December 31, 2023
Filed April 17, 2024
File No. 001-39127

Dear Mr. Welcome and Mr. West,

On behalf of our client, Canaan Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comment contained in the Staff’s letter dated October 7, 2024 regarding the above-referenced Form 20-F for the fiscal year ended December 31, 2023, File No. 001-39127.

The Staff’s comment is repeated below in bold and followed by the Company’s response. Capitalized terms used herein and otherwise not defined shall have the meanings assigned to such terms in the 2023 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2023

Risk Factors

Risks and uncertainties arising from the legal system of mainland China…, page 31

1.	We note the changes you made to your disclosure appearing on the Summary and Risk Factor sections relating to Risks Relating to Doing Business in the PRC. It is unclear to us that there have been changes in the regulatory environment in the PRC since the Form 20-F for the year ended December 31, 2021, that was filed on April 29, 2022, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your current disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the Form 20-F for the year ended December 31, 2021, that was filed on April 29, 2022.

Licensed foreign lawyers only

Austin Bay Area Boston Brussels Chicago Dallas Frankfurt Hong Kong Houston London Los Angeles Miami Munich New York Paris Riyadh Salt Lake City Shanghai Washington, D.C.

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
October 16, 2024	Confidential
Page 2

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosures as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosures) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

We are a Cayman Islands holding company and conduct all of our operations through our operating subsidiaries. Investors in the ADSs are not purchasing equity securities of our operating subsidiaries but instead are purchasing equity securities of a Cayman Islands holding company. We face various legal and operational risks and uncertainties associated with having a significant portion of our operations in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas and foreign investment in issuers with a ~~certain~~ substantial level of China-based operations, anti-monopoly regulatory actions, regulatory actions for virtual currency-related business activities and mining activities and oversight on cybersecurity and data privacy, which may negatively impact our ability to conduct certain businesses, access foreign investments, or list on foreign stock exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, see “—D. Risk Factors—Risks Relating to Doing Business in the PRC.”

Risks Relating to Doing Business in the PRC

•	[…]

•	~~Risks and uncertainties arising from the legal system of mainland China~~ PRC governmental authorities may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs. Also, PRC governmental authorities’ oversight and control over offerings conducted overseas by, and foreign investment in, ~~China-based~~ issuers with a substantial level of China-based operations could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
October 16, 2024	Confidential
Page 3

We may be subject to fines and other administrative penalties resulting from the operation of our business, which could materially and adversely affect our business, financial condition and results of operation.

We are subject to regulation by government authorities in the PRC and other ~~of~~ countries where we have operations. ~~Some of these~~ These relevant regulatory authorities may have broad powers to adopt regulations and other requirements affecting or restricting our operations, including tax policies. Moreover, ~~some of~~ these relevant regulatory authorities may possess significant powers to enforce applicable regulatory requirements in the event of our non-compliance, including the imposition of fines, sanctions or the revocation of licenses or permits to operate our business. Any of these events could have a material adverse impact on our results of operation.

Any global systemic economic and financial crisis could negatively affect our business, results of operations, and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of the PRC’s economic growth since 2012, which may continue. There is also the prospect of a brewing global recession as the result of the COVID-19 pandemic. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and the PRC. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns over the United Kingdom leaving the European Union as well as the significant potential changes to United States trade policies, treaties and tariffs, including trade policies and tariffs regarding the PRC. There have also been concerns about the economic effect of the tensions in the relationship between the PRC and surrounding Asian countries. There were and could be in the future a number of domino effects from such turmoil on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our operations. Any systemic economic or financial crisis could cause revenues for the semiconductor industry as a whole to decline dramatically and could materially and adversely affect our results of operations.

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
October 16, 2024	Confidential
Page 4

Pages 30-31

Economic, political and social conditions as well as governmental policies in the PRC could adversely affect our business, prospects, financial condition and financial results.

A significant portion of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic, political and social conditions in China generally. The PRC economy differs from the economies of most developed countries in many aspects, including:

•	political structure;

•	level of government involvement and control;

•	growth rate and level of development;

•	level and control of capital investment and reinvestment;

•	control of foreign exchange; and

•	allocation of resources.

The PRC economy has been transitioning from a centrally planned economy to a more market-oriented economy for approximately four decades as the PRC government has implemented economic reform measures to utilize market forces in the development of the PRC economy. We cannot predict whether changes in the economic, political and social conditions of the PRC and in its laws, regulations and policies will have any adverse effect on our current or future business, financial condition or results of operations.

More specifically, many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. This refining and adjustment process may not necessarily have a positive effect on our operations and business development. These actions, as well as other actions and policies of the government of the PRC, could cause a decrease in the overall level of economic activity in the PRC and the surrounding regions and, in turn, have an adverse impact on our business and financial condition.

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
October 16, 2024	Confidential
Page 5

Changes to and uncertainties in the legal system of the PRC may have a material adverse impact on our business, financial condition and results of operations. Legal protections available to you under the legal system of the PRC may be limited.

The PRC is still in the process of developing a comprehensive statutory framework. Since 1979, the PRC government has established a commercial law system, and significant progress has been made in promulgating laws and regulations relating to economic affairs and matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, many of these laws and regulations are relatively new, and the implementation and interpretation of these laws and regulations remain uncertain in many areas. It may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. Consequently, developments and changes in the PRC laws and regulations, including their interpretation and enforcement, may have a material and adverse effect on our business, financial condition and results of operations. Furthermore, the legal protections available to you under the PRC legal system may be limited.

Pages 31-32

~~Risks and uncertainties arising from the legal system of mainland China~~ PRC governmental authorities may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs. Also, PRC governmental authorities’ oversight and control over offerings conducted overseas by, and foreign investment in, issuers with a ~~certain~~ substantial level of China-based operations could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.

We conduct a substantial portion of our business ~~primarily~~ through our PRC operating subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC governmental authorities have significant oversight and discretion over the conduct of our business, and it may intervene or influence our operations at any time, which could result in a material adverse change in our operations and/or the value of our ADSs. Also, the PRC governmental authorities have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in issuers with a substantial level of China-based operations. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC governmental authorities affecting our business.

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
October 16, 2024	Confidential
Page 6

In particular, the PRC legal system ~~of mainland China~~ is a civil law system based on written statutes~~,~~. Unlike the common law system, prior ~~and~~ court decisions may be cited for reference~~,~~ but have limited precedential value. ~~We face uncertainties in terms of enforcement of PRC laws, regulations and rules, which may increase our difficulties in strict compliance with all regulatory requirements and limit legal protections available to us and our investors, including you.~~ Recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts. In particular, because some of these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and directives, some of which are not published and may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

~~From time to time, we may have to resort to~~ Any administrative and court proceedings ~~to enforce the legal protection that we enjoy either by law or contract. However, any such litigation may take a long time~~ in China may be protracted, resulting in substantial costs and diversion of ~~our~~ resources and management attention~~, and we cannot predict~~. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings~~.~~ and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

~~The PRC governmental authorities have oversight and discretion over the conduct of our business, and it may stricter requirements and urge us to adjust accordingly, which could result in a material adverse change in our operation and/or the value of our ADSs.~~

In 2021, the PRC government announced its plans to enhance its regulatory oversight of companies with a ~~certain~~ substantial level of China-based operations listing overseas. The Opinions on Intensifying Crack Down on Illegal Securities Activities (《关于依法从严打击证券违法活动的意见》) issued on July 6, 2021 called for:

•	tightening oversight of data security, cross-border data flow and administration of classified information, as well as amendments to relevant regulation to specify responsibilities of overseas listed companies with a ~~certain~~ substantial level of China-based operations with respect to data security and information security;

•	enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by such companies; and

•	extraterritorial application of China’s securities laws. […]

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
October 16, 2024	Confidential
Page 7

***

If you have any additional questions or comments regarding the 2023 Form 20-F, please contact me at justin.zhou@kirkland.com, +86 10 5737 9323 (work) or +86 18614200658 (cell).

Thank you for your time and attention.

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
October 16, 2024	Confidential
Page 8

Very truly yours,

By:	/s/ Justin You Zhou
Justin You Zhou

cc:	Nangeng Zhang, Chairman and Chief Executive Officer, Canaan Inc.
James Jin Cheng, Chief Financial Officer, Canaan Inc.